SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

First Mid Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Elizabeth L. Celio

c/o SKL Investment Group, LLC

1013 S. 19th Street

Mattoon, Illinois 61938

(217) 235-4410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Elizabeth L. Celio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 685,521 Shares
	8	SHARED VOTING POWER 352,558 Shares
	9	SOLE DISPOSITIVE POWER 685,521 Shares
	10	SHARED DISPOSITIVE POWER 352,558 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,079 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN OO

Explanatory Note

This is the final amendment to this statement and constitutes an exit filing for Ms. Celio, whose beneficial ownership interest dropped below the 5.0% reporting threshold primarily as a result of the Company’s acquisition of Blackhawk Bancorp, Inc., a Wisconsin corporation (“Blackhawk”), on August 15, 2023.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.
	a)	This statement is being filed by Elizabeth L. Celio individually.
	b)	Ms. Celio’s business address is as follows: SKL Investment Group, LLC, 1013 South 19th Street, Mattoon, Illinois 61938
	c)	Ms. Celio’s principal occupation is an investor.
	d)	During the last five years, Ms. Celio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	e)	During the last five years, Ms. Celio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	f)	Ms. Celio is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Since Ms. Celio’s most recently filed amendment to this statement on May 16, 2018, Ms. Celio has acquired 26,045 shares of Common Stock for which she is reporting sole beneficial ownership, and has inherited 237,358 shares of Common Stock for which she is reporting shared beneficial interest.  Additionally, since May 16, 2018, The Lumpkin Family Foundation was gifted 40,000 shares of Common Stock (including 30,000 shares gifted by Ms. Celio), and disposed of 38,235 shares of Common Stock.  Ms. Celio previously reported shared voting and investment power over The Lumpkin Family Foundation shares in her capacity as one of its nine directors of; however, Ms. Celio disclaimed beneficial ownership of these shares that were held by The Lumpkin Family Foundation.

Since May 16, 2018, Ms. Celio’s beneficial ownership percentage of shares of Common Stock decreased as a result of additional shares of Common Stock being issued by the Company in connection with (a) the Company’s acquisition, on November 15, 2018, of SCB Bancorp, Inc. (“SCB”) through the merger of SCB with and into Project Almond Merger Sub LLC, a newly formed Illinois limited liability company and wholly-owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger, dated as of June 12, 2018, (b) the Company’s acquisition, on February 22, 2021 of LINCO Bancshares, Inc. (“LINCO”) through the merger of Eval Sub Inc., a newly formed Delaware corporation and wholly owned subsidiary of the Company, with and into LINCO, pursuant to an Agreement and Plan of Merger, dated as of September 25, 2020, and (c) the Company’s acquisition, on August 15, 2023, of Blackhawk through the merger of Blackhawk with and into Eagle Sub LLC, a newly formed Wisconsin limited liability company and wholly-owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger, dated as of March 20, 2023.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Ms. Celio have been for investment purposes.  Ms. Celio may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors.  Although Ms. Celio has no present intention to sell any shares, she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.

Except as set forth above, Ms. Celio does not have any plan or proposal which relates to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a)       Ms. Celio’s total beneficial ownership amounts to 1,038,079 shares of Common Stock, or 4.4% of the outstanding shares.

(b)       Ms. Celio holds sole voting and investment power over the following shares of Common Stock: 685,481 shares held individually.

Ms. Celio holds shared voting and investment power over the following shares of Common Stock: 237,358.  These shares of Common Stock are held in trusts for which Ms. Celio acts a co-trustee.

In her capacity as one of nine directors of The Lumpkin Family Foundation, Ms. Celio is reporting shared voting and investment power over 115,200 shares held by The Lumpkin Family Foundation; however, Ms. Celio disclaims beneficial ownership of these 115,200 shares held by The Lumpkin Family Foundation.

(c)       During the past 60 days, Ms. Celio has effected no transactions in Common Stock.

(d)       Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Celio, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Celio.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Celio and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2023

/s/ Elizabeth L. Celio
Elizabeth L. Celio